

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Lei Pei
Chief Executive Officer
WEWARDS, INC.
3305 Spring Mountain Road , Suite 104
Las Vegas , Nevada 89102

     Re: WEWARDS, INC.
          Form 10-K for the Fiscal Year Ended May 31, 2024
          File No. 000-55957

Dear Lei Pei:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Technology